

March 17, 2021

Miro Zecevic
Mina Mar Corporation
224 Datura Street #1015
West Palm Beach, Florida 33401

> **Re:** **Venture Vanadium Inc.**
> **Definitive Additional Materials filed under cover of Schedule 14A**
> **Filed on March 16, 2021 by Mina Mar Corporation**
> **File No. 333-215459**

Dear Mr. Zecevic,

We have reviewed the above-captioned filing and have the following comments. If you do not believe a comment applies to your facts and circumstances, please tell us why in a written response. After reviewing any response to these comments, we may have further comments.

1. The cover page of the above-captioned submission as well as the corresponding EDGAR header tag indicate that Mina Mar believed it was filing definitive additional materials in connection with a proxy solicitation. Such a filing, however, would only need to have been made in order to comply with Rules 14a-6(b) or (c), both of which regulatory provisions are only operative after a definitive proxy statement has been filed. Mina Mar not only has not filed a definitive proxy statement, but also has not indicated any matter for which its communication was reasonably calculated to result in the procurement, withholding or revocation of a proxy. The communication therefore appears to have been filed under cover of an incorrect form. Consequently, the EDGAR header tag designation of "DFAN14A" has been selected in error and in contravention of 17 CFR §232.301 of Regulation S-T. Please advise us what, if any, steps Mina Mar may make to address this apparent oversight.

2. To the extent that Mina Mar intended to solicit security holders of Venture Vanadium Inc. in advance of filing a proxy statement, the solicitation should have been made in reliance upon Rule 14a-12. Given that the cover page of the Schedule 14A submission designated the communication as "Definitive Additional Material", however, the public communication would have been made in contravention of Rule 14a-3(a) if it constituted a solicitation. Please advise us of the purpose of the communication and the rationale for this public filing.

3. The disclosure content appearing under cover of the above-captioned Schedule 14A indicates that the purported Chief Executive Officer of Venture Vanadium executed a binding agreement for a "control block" of stock with Mina Mar Group for $210,000 in exchange for "36,100,00 shares of Common Stock of VENV." To the extent that this agreement resulted in a beneficial ownership reporting obligation under Section 13(d)(1) of the Securities Exchange Act of 1934, please advise us when the Schedule 13D will be filed.

4. The communication filed under cover of Schedule 14A refers to you, Miro Zecevic, as the "Buyer" in the purported agreement. To the extent that the agreement republished in this filing resulted in the right to receive common stock registered under Section 12 of the Securities Exchange Act of 1934, Mina Mar would be viewed as a beneficial owner of such shares under Section 13(d)(1) pursuant to Rule 13d-3(d)(1) regardless of when Mina Mar took or takes possession of such shares. In addition, if execution of this agreement also entitled Mina Mar to elect or designate any persons as directors of the "Seller" as named in the agreement otherwise than at a meeting of security holders, and such persons will or do constitute a majority of the directors of Venture Vanadium such that Venture Vanadium was under its control, Mina Mar also would bear an obligation to ensure Venture Vanadium complied with Section 14(f) and Rule 14f-1. Please advise us whether or not we should expect a Schedule 14F-1 to be filed by or on behalf of Venture Vanadium Inc.

5. The filing represents the following: "EnvyZen Files Definitive Proxy Statement and Sends Open Letter to VENV Stockholders." Please be advised that the disclosure provided under cover of Schedule 14A does not constitute a "definitive proxy statement." Refer to Rule 14a-1(g) of Regulation 14A which defines the term "Proxy statement." Consequently, the cited representation is both factually and legally inaccurate, and made in contravention of Rule 14a-9 to the extent that this filing under cover of Schedule 14A constitutes a solicitation. Please refrain from publicly filing any more such communications on the EDGAR system with respect to the above-captioned issuer until these comments have been resolved.

        We remind you that Mina Mar Corporation is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or inaction by the staff. Please direct any questions to me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions